UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): January 7, 2009



Intermec, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**001-13279**	**95-4647021**
(State or other jurisdiction of incorporation)	(Commission file number)	(I.R.S. Employer Identification Number)

6001 36th Avenue West
Everett, Washington
www.intermec.com
(Address of principal executive offices and internet site)

98203-1264
(Zip Code)

(425) 265-2400
(Registrant's telephone number, including area code)

No Change
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   **Results of Operations and Financial Condition.**

On January 8, 2009, Intermec, Inc. ("we," "our" or "the company") issued a press release refining our revenue outlook for the fourth fiscal quarter of 2008, which ended on December 31, 2008. A copy of the press release is furnished as Exhibit 99.1 to this Current Report and is incorporated herein by this reference.

Item 2.05   **Costs Associated with Exit or Disposal Activities.**

On January 7, 2009, we committed to a business restructuring plan intended to reorganize our sales function and to reduce our operating cost structure and improve efficiency. We believe these actions are appropriate strategically and are prudent adjustments in view of the generally weakened global economy and uncertain market conditions expected in the foreseeable future.

We are announcing the plan to employees on January 8, 2009, and have issued a press release announcing the restructuring activities described in this Item 2.05 of this Current Report. The press release is attached as Exhibit 99.1 to this Current Report. Pursuant to this plan, we will realign our sales organization to reflect our strategy of increasing the proportion of sales made through our channel partners, principally in the United States.

Additionally, headcount reductions will also be made in many other departments throughout the company. The majority of the reductions are in selling, general and administrative areas.

We expect to implement this plan over the next six months and to reduce our workforce by approximately 150 employees worldwide. A majority of the headcount reductions will be made in the United States. We currently employ approximately 2,100 employees worldwide.

The total restructuring costs are expected to be in a pre-tax range of $9.8 million to $10.8 million, including employee termination costs of approximately $9.3 million, and $0.5 million to $1.5 million of other transitional costs. We expect to record most of the restructuring charge in the first quarter of 2009, and the remainder in the second quarter of 2009. We anticipate that all of the severance related and periodic transitional costs will be cash expenditures.

We are also taking other actions to control costs, as described in Item 8.01.

Item 5.02   **Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

1.   On January 7, 2009, our Board of Directors adopted the Change of Control Severance Plan to replace and supersede individual Change of Control Employment Agreements ("COC Agreements") previously entered into with our CEO and certain of our executive officers. The new plan makes the change of control protections applicable to our CEO consistent with those applicable to our other named executive officers, as well as other executive officers and designated key management personnel. The description below is qualified in all respects by reference to the Change of Control Severance Plan ("COC Plan"), which is filed as Exhibit 10.1 with this Current Report.

The individual COC Agreements were terminated by the Board upon adoption of the COC Plan, which became effective as of January 7, 2009. The previous COC Agreements are described in our Proxy Statement dated April 11, 2008.

The new COC Plan generally provides benefits similar to those provided under the previous COC Agreements. If within two years after a change of control, the company terminates the executive's employment for reasons other than cause, or the executive terminates his or her employment for good reason (as defined in the COC Plan), the executive will be entitled to certain financial benefits, including a lump-sum severance payment equal to a multiple of the sum of the executive's annual base salary and annual bonus. The multiple applied to the CEO is three times, and the multiple applied to the other executive officers is two times, as it was under the individual COC Agreements. Like the previous COC Agreements, an executive may not receive a benefit both under the COC Plan and under any other severance program.

The new COC Plan changes the availability and definition of these benefits in ways that our Board and management believe are in the best interests of the company and its shareholders:
- The new COC Plan eliminates the modified single-trigger benefit (also known as a window period right) for our CEO and adopts the more restrictive definition of good reason found in the previous COC Agreements for the other executive officers.
- Executives who participate in the new Change of Control Severance Plan will agree to amend all their outstanding options to provide for double-trigger vesting upon a change of control.
- The definition of a change of control has become more restrictive in two respects. First, in the case of a merger, consolidation or sale of all or substantially all assets, the previous definition provided that the transaction was not deemed a change of control if ownership of more than 60% of the common stock and voting securities of the resulting corporation is the same before and after the transaction. Under the new definition, the transaction is not deemed a change of control if 50% of such ownership has remained the same. Second, the change in the majority of the Board of Directors is required to occur within 24-months after the change of control rather than over an unlimited period of time. Other events deemed to be changes of control have not been altered.
- The definition of bonus for severance purposes has been changed to the average of the last three years' actual bonus payments; under the previous COC Agreements, it was defined as the higher of the executive's target bonus in the year of termination and the highest bonus payable for any fiscal year after a change of control.
- The executive's legal and other fees resulting from a dispute relating to the COC Plan will be reimbursed only if the executive prevails on at least one material item, rather than being paid regardless of the outcome of the dispute, as previously provided.
- The COC Plan includes a new claw-back provision that terminates benefits and requires repayment of benefits if the executive breaches agreements protecting the interests of the company, such as confidentiality, non-competition and ownership of proprietary information.

The new COC Plan also contains a modified excise tax gross-up provision for the covered executives that is designed to neutralize the disparate impact of excise taxes imposed under Section 4999 of the Internal Revenue Code on executives with varying tenures with the company. The payment will be made only if the total value of all "parachute payments" to the individual exceeds 110% of the individual's "safe harbor" amount. Our Board also believes this benefit is in the best interests of the company and its shareholders.

The costs of change of control benefits are incurred only if (a) a change of control occurs and (b) we terminate the executive's employment within two years of the change of control for reasons other than cause, or the executive terminates his or her employment for good reason. Whether or not excise taxes will apply to the executive's benefits, and consequently result in a gross-up benefit paid by the company after the change of control and termination, depends on many variables, including the application of complex tax regulations.

2.   In connection with the adoption of the new COC Plan, our Board also adopted policies under our 2008 Omnibus Incentive Plan to replace single-trigger vesting upon a change of control with double-trigger vesting for options and restricted stock or stock unit awards that continue after the change of control, and to conform the definition of change of control to the definition used in the COC Plan. In addition, as noted above, executives who participate in the new COC Plan will agree to the amendment of all their outstanding options under prior plans to provide for double-trigger vesting upon a change of control.

Item 7.01   **Regulation FD Disclosure.**

On January 8, 2009, we issued a press release that announced
- our refined revenue outlook for the fourth fiscal quarter of 2008, which ended on December 31, 2008, as described in Item 2.02 above, and
- our commitment to a restructuring plan relating to our sales organization and other business functions, as described more fully in Item 2.05 above. In the press release, we described the anticipated restructuring costs resulting from the actions described in Item 2.05.

The press release is attached as Exhibit 99.1 to this Current Report.

When completed, the actions described in Item 2.05 of this Current Report are expected to result in annual labor related cost savings of approximately $14 million to $16 million.

Forward-Looking Statements

Statements made in this Current Report, our press release that is Exhibit 99.1 to this Current Report, and any related statements that express Intermec's or our management's intentions, hopes, indications, beliefs, expectations, guidance, estimates, forecasts or predictions of the future constitute forward-looking statements, as defined by the Private Securities Litigation Reform Act of 1995, and relate to matters that are not historical facts. They include, without limitation, statements regarding: our cost reduction plans; our view of general economic and market conditions; and our revenue, expense, earnings or financial outlook for the fourth quarter of 2008 or any current or future period. They also include statements about our ability to reduce expenses, improve efficiency, realign resources, continue operational improvement and year-over-year growth, and about the applicability of accounting policies used in our financial reporting. These statements represent beliefs and expectations only as of the date they were made. We may elect to update forward-looking statements but we expressly disclaim any obligation to do so, even if our beliefs and expectations change. Actual results may differ from those expressed or implied in our forward-looking statements. Such forward-looking statements involve and are subject to certain risks and uncertainties. These include, but are not limited to, risks and uncertainties described more fully in our reports filed or to be filed with the Securities and Exchange Commission including, but not limited to, our annual reports on Form 10-K and quarterly reports on Form 10-Q.

The foregoing information in this Item 7.01 is furnished and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended.

Item 8.01   **Other Events.**

We previously informed our employees that we are indefinitely postponing our annual employee merit compensation review and increase process, which usually occurs in the first quarter of the year. Increases for executive officers that would have taken effect on January 1, 2009 have also been postponed indefinitely.

Item 9.01   **Financial Statements and Exhibits.**

(d) Exhibits

Exhibit Number	Description
10.1	Intermec, Inc. Change of Control Severance Plan
99.1	Press release issued by Intermec, Inc. on January 8, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


Intermec, Inc
(Registrant)


Date: January 8, 2009

By: /s/ Janis L. Harwell
      Janis L. Harwell
      Senior Vice President, General Counsel
      and Corporate Secretary

3

INTERMEC, INC.

CHANGE OF CONTROL SEVERANCE PLAN

Effective January 7, 2009

Article 1
Establishment and Purpose of the Plan

1.1 Establishment of the Plan. Intermec, Inc. (the "***Company***") hereby establishes its Change of Control Severance Plan (the "***Plan***"). The Plan is effective as of January 7, 2009 (the "***Effective Date***").

1.2 Purpose of the Plan. The Plan is intended to assure that the Company will have the continued dedication of certain key employees of the Company, notwithstanding the possibility, threat or occurrence of a Change of Control (as defined below), to diminish the inevitable distraction of such employees by virtue of the personal uncertainties and risks created by a pending or threatened Change of Control, to encourage such employees' full attention and dedication to the Company currently and in the event of any threatened or pending Change of Control, and to provide such employees with compensation and benefits arrangements upon a Change of Control that will satisfy the expectations of the employees and that are competitive with those of other peer corporations.

Article 2
Definitions

Whenever used in the Plan, the following terms shall have the meanings set forth below:

(a) "***409A Change of Control***" means a Change of Control that also constitutes a change in the ownership or effective control of the Company or a sale of a substantial portion of the assets of the Company, in accordance with the requirements of Code Section 409A(a)(2)(A)(v) and Treasury Regulation Section 1.409A-3(i)(5) (or any successor provision).

(b) "***Annual Base Salary***" means the salary of record paid to a Participant as annual salary, excluding amounts received under incentive or other bonus plans, whether or not deferred.

(c) "***Annual Bonus***" has the meaning set forth in Section 4.3(b).

(d) "***Beneficiary***" means the persons or entities designated or deemed designated by a Participant pursuant to Section 10.2.

(e) "***Board***" means the Board of Directors of the Company.

(f) "***Cause***" means:

(i) the willful and continued failure of the Participant to perform substantially the Participant's duties with the Company (other than any such failure resulting from incapacity due to physical or mental illness), after a written demand for substantial performance is delivered to the Participant by the Board or the Chief Executive Officer of the Company that specifically identifies the manner in which the Board or Chief Executive Officer believes that the Participant has not substantially performed the Participant's duties, or

(ii) the willful engaging by the Participant in illegal conduct or gross misconduct that is materially and demonstrably injurious to the Company.

For purposes of this provision no act or failure to act, on the part of the Participant, shall be considered "willful" unless it is done, or omitted to be done, by the Participant in bad faith or without reasonable belief that the Participant's action or omission was in the best interests of the Company. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board or upon the instructions of the Chief Executive Officer or a senior officer of the Company or based upon the advice of counsel for the Company shall be conclusively presumed to be done, or omitted to be done, by the Participant in good faith and in the best interests of the Company. The cessation of employment of the Participant shall not be deemed to be for Cause unless and until there shall have been delivered to the Participant a copy of a resolution duly adopted by the affirmative vote of not less than three-quarters of the entire membership of the Board at a meeting of the Board called and held for such purpose (after reasonable notice is provided to the Participant and the Participant is given an opportunity, together with counsel, to be heard before the Board), finding that, in the good faith opinion of the Board, the Participant is guilty of the conduct described in Section 2(f)(i) or (ii), and specifying the particulars thereof in detail.

(g) "***Change of Control***" of the Company shall be deemed to have occurred as of the first day that any one or more of the following conditions shall have been satisfied:

(i) An acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a "***Person***") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 30% or more of either (A) the then outstanding shares of common stock of the Company (the "***Outstanding Company Common Stock***") or (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "***Outstanding Company Voting Securities***"); excluding, however, the following acquisitions of Outstanding Company Common Stock and Outstanding Company Voting Securities: (A) any acquisition directly from the Company, other than an acquisition by virtue of the exercise of a conversion privilege unless the security being so converted was itself acquired directly from the Company, (B) any acquisition by the Company, (C) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company, or (D) any acquisition by any Person pursuant to a transaction that complies with clauses (A), (B) and (C) of Section 2(g)(iii); or

(ii) During any consecutive 24-month period, the individuals who, at the beginning of such period, constitute the Board (the "***Incumbent Board***") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual who becomes a member of the Board subsequent to such period whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board; but, provided further, that any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board shall not be so considered as a member of the Incumbent Board; or

(iii) The consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company ("***Business Combination***"); excluding, however, such a Business Combination pursuant to which (A) all or substantially all of the individuals and entities who are the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination shall beneficially own, directly or indirectly, more than 50% of, respectively, the outstanding shares of common stock, and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation that as a result of such transaction owns the Company or all or substantially all of the Company's assets) in substantially the same proportions as their ownership, immediately prior to such Business Combination, of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (B) no Person (other than any employee

benefit plan (or related trust) sponsored or maintained by the Company or any entity controlled by the Company or such corporation resulting from such Business Combination) shall beneficially own, directly or indirectly, 30% or more of, respectively, the outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the outstanding voting securities of such corporation entitled to vote generally in the election of directors except to the extent that such ownership existed with respect to the Company prior to the Business Combination, and (C) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination shall have been members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

> (iv) The consummation of a complete liquidation or dissolution of the Company.

(h) **"Code"** means the United States Internal Revenue Code of 1986, as amended.

(i) **"Committee"** means the Compensation Committee of the Board, or any other committee appointed by the Board to perform the functions of the Compensation Committee.

(j) **"Company"** means Intermec, Inc. Company, a Delaware corporation (including any and all subsidiaries), or any successor thereto as provided in Article 10.

(k) **"Disability"** means the absence of the Participant from the Participant's duties with the Company on a full-time basis for 180 consecutive business days as a result of incapacity due to mental or physical illness that is determined to be total and permanent by a physician selected by the Company or its insurers and acceptable to the Participant or the Participant's legal representative.

(l) **"Dispute"** means a disagreement, dispute, controversy, suit, action, proceeding or claim arising out of or relating to the Plan or the interpretation of the Plan.

(m) **"Effective Date of Termination"** means the date on which a Qualifying Termination occurs that triggers the payment of Severance Benefits under the Plan, as set forth in Section 4.6.

(n) **"Exchange Act"** means the United States Securities Exchange Act of 1934, as amended.

(o) **"Good Reason"** means "good reason" within the meaning of the safe harbor under Section 1.409A-1(n)(2)(ii) of the Treasury Regulations promulgated under Code Section 409A, providing that:

> (i) Separation from service must occur within two years following the initial existence of one or more of the following conditions arising without the consent of the Participant:

>> (A) A material diminution in the Participant's base compensation.

>> (B) A material diminution in the Participant's authority, duties, or responsibilities.

>> (C) A material diminution in the authority, duties or responsibilities of the supervisor to whom the Participant is required to report, including a requirement that the Participant report to a corporate officer or employee instead of reporting directly to the Board.

>> (D) A material diminution in the budget over which the Participant retains authority.

>> (E) A material change in the geographic location at which the Participant must perform the services.

>> (F) The failure of the Company to obtain a satisfactory agreement from any successor to the Company to assume and agree to perform the Plan, as contemplated in Article 10.

> (ii) Notwithstanding any provision in the Plan to the contrary, termination of the Participant's employment shall not be for Good Reason unless (A) the Participant notifies the Company or any successor in writing of the occurrence or existence of the event or condition that the Participant believes constitutes Good Reason within 90 days of the initial existence of such event or condition (which notice specifically identifies the event or condition), (B) the Company or any successor fails to correct the event or condition so identified in all material respects within 30 days after the date on which it receives such notice (the **"Remedial Period"**), and (C) the Participant actually terminates employment within 30 days after the expiration of the Remedial Period and before the Company or any successor remedies the event or condition (even if after the end of the Remedial Period). If the Participant terminates employment before the expiration of the Remedial Period or after the Company or any successor remedies the event or condition (even if after the end of the Remedial Period), then the Participant's termination shall not be considered to be for Good Reason. The Participant may combine the notice required by this Section 2(o) with the Notice of Termination required by Section 4.5.

(p) **"Notice of Participation"** means the Notice of Participation in substantially the form attached hereto as **Annex B**, executed by and between the Participant and the Company as a condition to the Participant's receipt of the benefits described in Section 4.3.

(q) **"Notice of Termination"** has the meaning set forth in Section 4.5.

(r) **"Other Benefits"** has the meaning set forth in Section 4.3(h).

(s) **"Participant"** means an employee of the Company who fulfills the eligibility and participation requirements set forth in Article 3.

(t) **"Person"** means any individual, entity or group within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act.

(u) **"Plan"** means this Intermec, Inc. Change of Control Severance Plan.

(v) **"Qualifying Termination"** means any of the events described in Section 4.2, the occurrence of which triggers the payment of Severance Benefits under Section 4.3.

(w) **"Release Agreement"** means an agreement, in substantially the form attached hereto in **Annex A**, executed by and between the Participant and the Company as a condition to the Participant's receipt of the benefits described in Section 4.3.

(x) **"*Restrictive Covenants*"** means the covenants contained in the Invention Agreement, Conflicts of Interest Agreement, Non-Disclosure Agreement and Non-Compete Agreement of the Company executed by the Participant in connection with the Participant's employment.

(y) **"*Retirement*"** means early or normal retirement under the Company's Retirement Plan for Salaried Employees.

(z) **"*Retirement Plan*"** means any qualified or non-qualified defined benefit retirement plan maintained by the Company, including but not limited to the Intermec, Inc. Pension Plan, the Intermec, Inc. Supplemental Executive Retirement Plan and the Intermec, Inc. Restoration Plan.

(aa) **"*SERP*"** means any excess or supplemental retirement plan maintained by the Company.

(bb) **"*Severance Benefits*"** means Severance Benefits associated with a Qualifying Termination as described in Section 4.3.

(cc) **"*Severance Payment Percentage*"** means, for each Participant, the Severance Payment Percentage set forth in such Participant's Notice of Participation.

(dd) **"*Welfare Benefit Plans*"** has the meaning set forth in Section 4.3(f).


Article 3
Participation and Continuing Eligibility Under the Plan


3.1 **Eligible Employees.** Individuals eligible to participate in the Plan shall be those persons who have been identified by the Committee as officers for purposes of Section 16(a) of the Exchange Act and other key management personnel of the Company selected by the Committee in its sole discretion.

3.2 **Participation.** The Company shall notify each eligible employee of his or her selection for participation in the Plan by a Notice of Participation setting forth the Severance Payment Percentage for the eligible employee and such other terms, provisions and conditions not inconsistent with the Plan as shall be determined by the Committee. Participation shall be effective upon an eligible employee properly signing and returning a Notice of Participation, unless such notice is waived by the Committee. Subject to Section 3.3, as well as the remaining terms of the Plan, Participants shall remain eligible to receive benefits under the Plan during the term of the Plan.

3.3 **Removal From Coverage.** In the event a Participant's job classification is reduced below the minimum level required for eligibility to continue to be covered by severance protection as determined at the sole discretion of the Committee, the Committee may remove the Participant from coverage under the Plan. Removals occurring within six months prior to a Change of Control, or within two years after a Change of Control, shall be null and void for purposes of the Plan. A Participant shall also cease to be a Participant in the Plan upon termination of employment with the Company other than for a Qualifying Termination.


Article 4
Severance Benefits


4.1 **Right to Severance Benefits.** Participants shall be entitled to receive Severance Benefits from the Company, as described in Section 4.3, if:

(a) The Participant's employment with the Company shall end for any reason specified in Section 4.2; and

(b) The Participant is not (i) reemployed by the Company or any subsidiary or affiliate of the Company whether in a salaried, hourly, temporary or full-time capacity, (ii) retained as a consultant or contractor by the Company or any subsidiary or affiliate of the Company, or (iii) retained as a consultant or contractor by an entity acquiring the Company, unless the reemployment or retention of such Participant has the prior written approval of the Company's Chief Executive Officer or Vice President, Human Resources; and

(c) Receipt of Severance Benefits shall disqualify the Participant from eligibility to receive any other severance benefits from the Company.

4.2 **Qualifying Termination.** The occurrence of either of the following events within 24 calendar months following the effective date of a Change of Control of the Company shall trigger the payment of Severance Benefits to a Participant under the Plan:

(a) An involuntary termination of the Participant's employment by the Company, authorized by the Company's Committee or Board, Chief Executive Officer or Vice President, Human Resources, for reasons other than for Cause or

(b) A voluntary termination by the Participant for Good Reason.

Anything in the Plan to the contrary notwithstanding, if a 409A Change of Control occurs and if the Participant's employment with the Company is terminated within six months prior to the date on which the 409A Change of Control occurs, and if it is reasonably demonstrated by the Participant that such termination of employment (i) was at the request of a third party who has taken steps reasonably calculated to effect the 409A Change of Control or (ii) otherwise arose in connection with or anticipation of the 409A Change of Control, then for all purposes of the Plan, a Qualifying Termination shall be deemed to have take place on the date immediately prior to the date of such termination of employment.

Termination of a Participant's employment on account of death, Disability or Retirement shall not be treated as a Qualifying Termination.

4.3 **Description of Severance Benefits.** In the event that a Participant becomes entitled to receive Severance Benefits as provided in Sections 4.1 and 4.2, the Company shall pay to the Participant and provide the Participant with the following:

(a) An amount equal to the product obtained by multiplying the Participant's Severance Payment Percentage times the highest rate of the Participant's Annual Base Salary rate in effect at any time up to and including the Effective Date of Termination.

(b) An amount equal to the product obtained by multiplying the Participant's Severance Payment Percentage times the average of the Participant's annual bonus payment under the Company's Management Incentive Compensation Plan (or any comparable or successor plan) for the three fiscal years prior to the year in which the Qualifying Termination occurred (the **"*Annual Bonus*"**).

(c) As an additional severance payment, a separate lump-sum cash amount equal to the excess of (i) the actuarial equivalent (utilizing for this purpose actuarial assumptions no less favorable to the Participant than those in effect immediately prior to the date the Change of Control occurs) of the benefit under the Retirement Plan and SERP that the Participant would receive if the Participant's employment continued for two years after the Effective Date of Termination, assuming for this purpose that all accrued benefits are fully vested, and assuming that the Participant's compensation in each of the two years is the same as the Participant's compensation as in effect immediately prior to the date of the Change of Control, over (ii) the actuarial equivalent of the Participant's actual benefit (paid or payable), if any, under the Retirement Plan and the SERP as of the Effective Date of Termination.

(d) An amount equal to the Participant's unpaid Annual Base Salary and accrued vacation pay through the Participant's last day of work.

(e) An amount equal to the product of (i) the Participant's unpaid targeted annual bonus established for the plan year in which the Participant's Effective Date of Termination occurs, and (ii) a fraction, the numerator of which is the number of days completed in the current fiscal year through the Effective Date of Termination, and the denominator of which is 365, to the extent not theretofore paid. Any payments under the Plan are in lieu of any bonuses otherwise payable under the Company's Management Incentive Compensation Plan (or any comparable or successor plan).

(f) For two years after the Participant's Effective Date of Termination, or such longer period as may be provided by the terms of any plan, program, practice or policy, the Company shall continue group medical, dental, disability and life insurance benefits (the **_Welfare Benefit Plans_**") to the Participant and/or the Participant's family at least equal in the aggregate to 95% of those that would have been provided to them in accordance with the Welfare Benefit Plans if the Participant's employment had not been terminated, as may be modified with respect to other peer executives of the Company and their families; provided, however, that if the Participant becomes reemployed with another employer and is eligible to receive group medical, dental, disability or life insurance benefits under another employer-provided plan, the Welfare Benefit Plans shall be secondary to those provided under such other plan during such applicable period of eligibility. During the period the Participant and/or the Participant's family is eligible to receive continued medical or dental continuation coverage under the Company's group medical and dental benefit plans in accordance with the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (**"COBRA"**), the Company shall pay the portion of the Participant's premium payments necessary to satisfy the requirements of the first sentence of this Section 4.3(f). With respect to any period after which the Participant and/or the Participant's family ceases to be eligible for COBRA coverage, and with respect to disability and life insurance benefits for the remainder of the two-year period after the Participant's Effective Date of Termination, the Participant and/or the Participant's family shall pay to the Company, on an after-tax basis, an amount equal to the full premium cost of medical, dental, disability and life insurance benefits coverage. Within 30 days of such payment, the Company shall pay to the Participant and/or the Participant's family in cash (less required withholding) an amount equal to (i) the portion of the Participant's premium payments necessary to satisfy the requirements of the first sentence of this Section 4.3(f), less any premium amount that would have been payable by the Participant or/or the Participant's family if the Participant and/or the Participant's family were participants in the Plan, plus (ii) an additional amount equal to the federal, state and local income and payroll taxes that the Participant incurs on each with respect to such payment. For purposes of determining eligibility of the Participant for retiree benefits pursuant to such plans, practices, programs and policies, the Participant shall be considered to have remained employed until the end of the two-year period after the Change of Control and to have retired on the last day of such period; provided, however, that the Participant shall be entitled to the more favorable of the retiree benefits in effect on the Participant's Effective Date of Termination or the retiree benefits in effect on the date that would have been the last date of the two-year period following the Change of Control if the Participant had remained employed.

(g) The Company shall pay the Participant, as incurred, the reasonable costs of all outplacement services for a period of two years after the Participant's Effective Date of Termination.

(h) To the extent due and not theretofore paid or provided through the Participant's Effective Date of Termination, the Company shall timely pay or provide to the Participant and/or the Participant's family any other amounts or benefits required to be paid or provided or which the Participant and/or the Participant's family is eligible to receive pursuant to the Plan and under any plan, program, policy or practice or contract or agreement of the Company and its affiliated companies as in effect and applicable generally to other peer executives and their families during the 90-day period immediately preceding the Participant's Effective Date of Termination or, if more favorable to the Participant, as in effect generally thereafter with respect to other peer executives of the Company and its affiliated companies and their families (such other amounts and benefits shall be hereinafter referred to as the **_Other Benefits_**").

(i) The impact of a Change of Control upon equity awards then held by a Participant shall be governed by the terms and conditions of the applicable plan(s) pursuant to which such awards were granted, any applicable guidelines or policies adopted pursuant to such plans, and the terms and conditions of the individual awards.

4.4   Termination for Other Than a Qualifying Termination. Following a Change of Control of the Company, if the Participant's employment is terminated under circumstances that do not give rise to a Qualifying Termination, no compensation or benefits shall be payable under the Plan and the Participant's benefits shall be determined in accordance with the Company's applicable compensation and benefits plans and programs then in effect.

4.5   Notice of Termination. Any termination by the Company for Cause or without Cause or by the Participant for Good Reason must be communicated by Notice of Termination to the other party hereto given in accordance with Section 13.1. For purposes of the Plan, a "Notice of Termination" means a written notice by the Participant that (a) indicates the specific termination provision in the Plan relied upon, (b) to the extent applicable, sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Participant's employment under the provision so indicated, and (c) if the Participant's Effective Date of Termination (as defined below) is other than the date of receipt of such notice, specifies the termination date (which date shall be not more than 15 days after the giving of such notice). The failure by the Participant or the Company to set forth in the Notice of Termination any fact or circumstance that contributes to a showing of Good Reason or Cause shall not waive any right of the Participant or the Company hereunder or preclude the Participant or the Company from asserting such fact or circumstance in enforcing the Participant's or the Company's rights under the Plan. Notwithstanding anything herein to the contrary, in the event of the Participant's termination of employment for Good Reason, the Participant shall provide Notice of Termination no later than 90 days following the initial existence of the condition or occurrence of the event purported to constitute Good Reason, and such Notice of Termination shall specify a Date of Termination that is no later than 15 days after the date of such Notice of Termination (and in no event later than two years following the initial existence of such condition or occurrence of such event).

4.6   Effective Date of Termination. Effective Date of Termination means, if the Participant's employment is terminated by the Company, whether for Cause or without Cause, or by the Participant for Good Reason, the date of receipt of the Notice of Termination or any later date specified therein, as the case may be.

4.7   Removal From Representative Boards. In the event the terminating Participant occupies any board of directors seats solely as a Company representative, as a condition to receiving the severance set forth in Section 4.3 the Participant shall immediately resign such position upon his or her termination of employment with the Company, unless specifically requested in writing by the Company otherwise.


Article 5
Form and Timing of Severance Benefits; Taxes


5.1   Form and Timing of Severance Benefits. Subject to any reduction required in accordance with Section 6.1(b), Severance Benefits to be paid by the Company to the Participant (or the Participant's Beneficiary or estate) under Sections 4.3(d) and (e) shall be paid in cash to the Participant (or the Participant's Beneficiary or estate) in a single lump sum not later than the 30th day following the Participant's Effective Date of Termination. Severance Benefits to be paid or provided by the Company to the Participant (or the Participant's Beneficiary or estate) under Sections 4.3(a)-(c) and (f)-(g) of the Plan shall be made in the form specified herein; provided, however, that no Severance Benefits shall be payable or provided unless and until the Release Agreement referred to in Section 7.3 is properly executed and effective, and then at the time specified in Section 7.3.

5.2   Payment of Taxes. Subject to Section 6, all U.S. federal, state, local and foreign taxes are the sole responsibility of the Participant (or the Participant's Beneficiary or estate).

5.3   Withholding of Taxes. The Company may withhold from any amounts payable to the Participant (or the Participant's beneficiary or estate) under the Plan all taxes (including, without limitation, any U.S. federal, state, local or foreign taxes) as are required to be withheld pursuant to applicable laws and regulations.


Article 6
Excise Taxes


6.1   Gross-Up Payment.

(a) In the event that the Participant becomes entitled to or receives any payment or benefit under the Plan, or under any other plan, agreement, or arrangement with the Company, or with any Person whose actions result in a Change of Control of the Company or any Person affiliated with the Company or such Persons (each a "***Payment***" and, in the aggregate, the "***Total Payments***") and any of the Total Payments will be subject to any excise tax pursuant to Code Section 4999 or any similar or successor provision (the "***Excise Tax***"), the Company shall make an additional lump-sum cash payment to the Participant (the "***Gross-Up Payment***") in an amount such that the net amount retained by the Participant from the Total Payments, after deduction of (i) the Excise Tax on the Total Payments, and (ii) any federal, state or local income or employment tax and Excise Tax imposed on the Gross-Up Payment, but before deduction for any federal, state or local income or employment tax withholding on the Total Payments, shall be equal to the Total Payments. The Gross-Up Payment, if any, shall be made by the Company to the Participant by the end of the Participant's taxable year that immediately follows the Participant's taxable year in which the related Excise Tax on the Total Payments is remitted to the relevant taxing authorities. For purposes of determining the amount of the Gross-Up Payment, a Participant shall be deemed to pay federal income taxes at the highest marginal rate of federal income taxation in the calendar year in which the Gross-Up Payment is to be made, and state and local income taxes at the highest marginal rate of taxation in the state and locality of the Participant's residence on the Effective Date of Termination, net of the maximum reduction in federal income taxes that could be obtained from deduction of such state and local taxes.

(b) Notwithstanding anything to the contrary in the Plan, if any of the Total Payments would otherwise be subject to the Excise Tax and the aggregate present value of the Participant's Total Payments that are taken into account for purposes of determining whether any of the Total Payments will be subject to the Excise Tax (as determined in accordance with Code Section 280G) would otherwise exceed the Participant's Section 280G Threshold Amount (as defined in this Section 6.1(b)) by an amount that is less than 10% of the Section 280G Threshold Amount, then the Company shall reduce the Participant's Total Payments to the minimum amount necessary to prevent any of the Total Payments from being subject to the Excise Tax. If the Company is required to reduce the Participant's Total Payments pursuant to this Section 6.1(b), no Gross-Up Payment shall be made to the Participant and the Total Payments shall be reduced by the Company in its reasonable discretion in the following order: (i) reduction of any of the Total Payments that are subject to Code Section 409A on a pro rata basis or such other manner that complies with Code Section 409A, as determined by the Company, and (ii) reduction of any of the Total Payments that are exempt from Code Section 409A. For purposes of the Plan, the term "***Section 280G Threshold Amount***" means an amount equal to the Participant's base amount (within the meaning of Code Section 280G), multiplied by three.

(c) All computations and determinations called for by this Article 6 shall be made and reported in writing to the Company and the Participant by an independent accounting firm or independent tax counsel appointed by the Company (the "***Tax Advisor***"), and all such computations and determinations shall be conclusive and binding on the Company and the Participant. For purposes of such calculations and determinations, the Tax Advisor may rely on reasonable, good faith interpretations concerning the application of Code Sections 280G and 4999. The Company and the Participant shall furnish to the Tax Advisor such information and documents as the Tax Advisor may reasonably request in order to make the required calculations and determinations. The Company shall bear all fees and expenses charged by the Tax Advisor in connection with its services.

6.2   Notice and Contest of Claims.

The Participant shall notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Company of the Gross-Up Payment. Such notification shall be given as soon as practicable but no later than 10 business days after the later of either (i) the date the Participant has actual knowledge of such claim, or (ii) the date that the Internal Revenue Service issues to the Participant either a written report proposing imposition of the Excise Tax or a statutory notice of deficiency with respect thereto, and shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid. The Participant shall not pay such claim prior to the expiration of the 30-day period following the date on which it gives such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Company notifies the Participant in writing prior to the expiration of such period that it desires to contest such claim, the Participant shall:

(a) Give the Company any information reasonably requested by the Company relating to such claim;

(b) Take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company;

(c) Cooperate with the Company in good faith in order to contest such claim effectively; and

(d) Permit the Company to participate in any proceedings relating to such claims.

Provided, however, that the Company shall directly bear and pay all costs and expenses (including additional interest and penalties) incurred in connection with such tax contest and shall indemnify and hold the Participant harmless, on an after-tax basis, for any Excise Tax, including interest and penalties with respect thereto, imposed as a result of such representation and payment of costs and expenses. Any indemnification payments made by the Company to the Participant pursuant to the immediately preceding sentence for any Excise Tax (including interest and penalties with respect thereto) incurred by the Participant in connection with such tax contest shall be made to the Participant by the end of the Participant's taxable year that immediately follows the Participant's taxable year in which the Excise Tax (together with any interest and penalties) is remitted to the relevant taxing authority. Any indemnification payments made by the Company to the Participant for any other costs or expenses (other than Excise Tax, together with penalties and interest with respect thereto) incurred by the Participant in connection with such tax contest shall be made to the Participant (i) by the end of the Participant's taxable year that immediately follows the Participant's taxable year in which the taxes that are the subject of the tax contest are remitted to the relevant taxing authority, or (ii) where as a result of such tax contest no taxes are remitted, the end of the Participant's taxable year immediately following the Participant's taxable year in which the tax contest is completed or there is a final and nonappealable settlement or other resolution of the tax contest. Without limitation of the foregoing provisions of this Section 6.2, the Company shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim.

Article 7
The Company's Payment Obligation

7.1   Contractual Rights to Benefits. Subject to Section 3.2 and Sections 7.2-7.4, the Plan establishes and vests in the Participant a contractual right to the benefits to which the Participant may become entitled under the Plan. However, nothing herein contained shall require or be deemed to require, or prohibit or be deemed to prohibit, the Company to segregate, earmark or otherwise set aside any funds or other assets, in trust or otherwise, to provide for any payments to be made or required under the Plan.

7.2   Separation From Service. No portion of the payments and benefits provided under Section 4.3 shall be paid or provided unless the Participant's termination of employment constitutes a "separation from service" within the meaning of Treasury Regulation Section 1.409A-1(h).

7.3   Release Agreement. No portion of the payments and benefits provided under Sections 4.3(a)-(c) and (f)-(g) shall be paid or provided unless, on or prior to the 60th day following the Participant's Effective Date of Termination, the Participant timely executes a general waiver and release of claims agreement (the "***Release Agreement***") substantially in the form attached hereto as **Annex C** (which Release Agreement shall be provided by the Company to the Participant on or prior to the seventh day following termination), and such release shall not have been revoked by the Participant (and the applicable revocation period shall have expired) prior to such 60th day. Upon satisfaction of the foregoing conditions, all such payments and benefits shall be paid or provided on the 61st day following the Participant's Effective Date of Termination.

7.4   Restrictive Covenants. As of the first date on which the Participant violates any Restrictive Covenant, any remaining unpaid portion of the payments and benefits provided under Sections 4.3(a)-(c) and (f)-(g) shall thereupon be forfeited. In the event the terms of any Restrictive Covenant shall be determined by any court of competent jurisdiction to be unenforceable by reason of its extending for too great a period of time or over too great a geographical area or by reason of its being too extensive in any other respect, it shall be interpreted to extend only over the maximum period of time for which it may be enforceable, over the maximum geographical area as to which it may be enforceable, or to the maximum extent in all other respects as to which it may be enforceable, all as determined by such court in such action. The Participant recognizes and acknowledges that a breach of the Restrictive Covenants will cause irreparable damage to the Company and its goodwill, the exact amount of which will be difficult or impossible to ascertain, and that the remedies at law for any such breach will be inadequate. Accordingly, the Participant agrees that in the event of a breach of any of the Restrictive Covenants, in addition to any other remedy that may be available at law or in equity, the Company shall be entitled to specific performance and injunctive relief. In addition, in the event that the Participant violates any of the Restrictive Covenants, the Participant (a) shall be required to pay to the Company in a single lump sum an amount equal to the aggregate total of the amounts the Participant has received pursuant to Sections 4.3(a)-(e) and (g) within 30 days following the date of such violation, and (b) the Company shall no longer be required to continue benefits to the Participant and/or the Participant's family pursuant to Section 4.3(f).

7.5   Mitigation Not Required. The Participant shall not be obligated to seek other employment in mitigation of the amounts payable or arrangements made under any provision of the Plan, and, except as provided in Section 4.3(f), the obtaining of any such other employment shall in no event effect any reduction of the Company's obligations to make the payments and arrangements required to be made under the Plan.

Article 8
Dispute Resolution

8.1   Claims Procedure. Subject to Section 8.2, in the event of a Dispute, the Company shall pay the Participant 50% of the amounts payable under Section 4.3 and shall provide the Participant with all of the benefits specified in Section 4.3 within the time periods applicable under Sections 4.3 and 5.1 if, but only if, the Participant agrees in writing that, if the Dispute is resolved in the Company's favor by a court of competent jurisdiction, the Participant shall promptly reimburse the Company for the excess payments and benefits together with interest thereon at the rate specified in Code Section 1274(d). If the Dispute is resolved in the Participant's favor, the Company shall promptly pay the Participant the amount that was withheld during the Dispute together with interest thereon at the rate specified in Code Section 1274(d). In addition, to the extent the compensation or benefits are subject to the requirements of Code Section 409A, the delay contemplated by this Section 8.1 shall be further conditioned on final payment commencing no later than the end of the first taxable year in which the parties enter into a legally binding settlement of the Dispute or the Company is required to commence final payment pursuant to a final, nonappealable judgment by a court of competent jurisdiction and the parties otherwise comply with the conditions set forth in Treasury Regulation Section 1.409A-3.

8.2   Costs. Subject to the limitations set forth in Section 9.3, the Company agrees to pay as incurred, to the full extent permitted by law, all legal fees and expenses that the Participant may reasonably incur as a result of any contest by the Company, the Participant or others of the validity or enforceability of, or liability under, any provision of the Plan or any guarantee of performance thereof (including as a result of any contest by the Participant about the amount of any payment pursuant to the Plan), plus in each case interest on any delayed payment at the applicable rate set forth in Code Section 7872(f)(2)(A); provided, however, that the Participant shall be required to repay immediately any such amounts to the Company to the extent that the Participant did not prevail on one material item.

Article 9
Section 409A

9.1   Intent. The Plan is intended to be exempt from the requirements of Code Section 409A to the maximum extent possible, whether pursuant to the short-term deferral exception described in Treasury Regulation Section 1.409A-1(b)(4), the involuntary separation pay plan exception described in Treasury Regulation Section 1.409A-1(b)(9)(iii), or otherwise. To the extent Code Section 409A is applicable to the Plan, it is intended that the Plan comply with the deferral, payout and other limitations and restrictions imposed under Code Section 409A.

9.2   Interpretation. Notwithstanding any other provision of the Plan to the contrary, the Plan shall be interpreted, operated and administered in a manner consistent with the intentions described in Section 9.1. Without limiting the generality of the foregoing, and notwithstanding any other provision of the Plan to the contrary, with respect to any payments and benefits under the Plan to which Code Section 409A applies, all references in the Plan to the termination of the Participant's employment or service are intended to mean the Participant's "separation from service," within the meaning of Code Section 409A(a)(2)(A)(i). In addition, if the Participant is a "specified employee," within the meaning of Code Section 409, then to the extent necessary to avoid subjecting the Participant to the imposition of any additional tax under Code Section 409A, amounts that would otherwise be payable under the Plan during the six-month period immediately following the Participant's "separation from service," within the meaning of Code Section 409A(a)(2)(A)(i), shall not be paid to the Participant during such period, but shall instead be accumulated and paid to the Participant (or, in the event of the Participant's death, the Participant's estate) in a lump sum on the first business day after the earlier of the date that is six months following the Participant's separation from service or the Participant's death, with no interest or earnings due for such period of accumulation.

9.3   Reimbursements. If the Company reimburses the Participant for any amount to which the Participant is entitled to reimbursement pursuant to the Plan, such reimbursement shall be made promptly in accordance with Company policy, but in any event on or before the last day of the Participant's taxable year following the taxable year in which the expense or cost was incurred. In no event shall the amount that the Company pays for any such reimbursement in any one year affect the amount that it shall pay in any other year and in no event shall the amounts described in this Section 9.3 be subject to liquidation or exchange, except, in each case, to the extent that the right to reimbursement does not provide for a "deferral of compensation" within the meaning of Code Section 409A.

9.4   Unilateral Amendments. Notwithstanding any other provision in the Plan, the Committee, to the extent it deems necessary or advisable in its sole discretion, reserves the right, but shall not be required, to unilaterally amend or modify the Plan so that the benefits payable under the Plan qualify for exemption from or comply with Code Section 409A; provided, however, that the Committee makes no representations that benefits payable under the Plan shall be exempt from or comply with Code Section 409A and makes no undertaking to preclude Code Section 409A from applying to benefits payable under the Plan.

9.5   Savings. Notwithstanding any other provision in the Plan, the Plan shall be deemed to be amended, and shall be deemed to be modified, to the extent the Company determines necessary to comply with the requirements of Code Section 409A and to avoid or mitigate the imposition of additional taxes under Code Section 409A.

Article 10
Successors and Assignment

10.1   Successors to the Company. The Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) of all or substantially all of the business and/or assets of the Company or of any division or subsidiary thereof to expressly assume and agree to perform the Company's obligations under the Plan in the same manner and to the same extent that the Company would be required to perform them if no such succession had taken place.

10.2   Assignment by the Participant. The Severance Benefits payable under the Plan are personal to the Participant and without the prior written consent of the Company cannot be assigned or otherwise transferred by the Participant except by will or the laws of descent and distribution. The Plan shall inure to the benefit of and be enforceable by each Participant's personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. Notwithstanding the foregoing, the Participant may designate one or more persons or entities as the primary and contingent Beneficiaries of any Severance Benefits owing to the Participant under the Plan. Such designation must be in the form of a signed writing acceptable to the Committee and pursuant to such other procedures as the Committee may decide. If the Participant dies while any amount would still be payable to the Participant under the Plan had the Participant continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of the Plan to the Participant's Beneficiary. If no Beneficiary designation made in accordance with the procedures described above is on file with the Company at the time of the Participant's death, or if no designated Beneficiaries survive the Participant for more than 14 days, any Severance Benefits owing to the Participant under the Plan shall be paid to the Participant's devisee, legatee or other designee, or if there is no such designee, to the Participant's estate.

Article 11

Duration, Amendment and Termination

11.1   Duration. The Plan shall terminate on December 31, 2013, unless (a) the Plan is extended by the Board, (b) a Change of Control occurs prior to December 31, 2013, or (c) the Board terminates the Plan in accordance with Section 11.2. If a Change of Control occurs prior to termination of the Plan pursuant to the preceding sentence, then the Plan shall terminate upon the date that all obligations of the Company under the Plan have been satisfied. A termination of the Plan pursuant to the preceding sentences shall be effective for all purposes, except that such termination shall not affect the payment or provision of compensation or benefits earned by a Participant prior to the termination of the Plan.

11.2   Amendment and Termination. Except as provided in the next sentence, the Board may from time to time terminate the Plan or amend the Plan in whole or in part. The Plan may not be terminated or amended in any manner that would adversely affect the rights or potential rights of a Participant without the Participant's written consent, if the action to effect such termination or amendment occurs (a) after a Change of Control or (b) in connection with a Change of Control, unless and to the extent that the Board determines that such termination or amendment is required by law.

Article 12
Interpretation and Administration

The Plan shall be administered by the Committee or the Board. Any authority of the Committee under the Plan shall be non-exclusive and may also be exercised by the Board. The Committee shall have the authority (a) to exercise all of the powers granted to it under the Plan, (b) to construe, interpret and implement the Plan, (c) to prescribe, amend and rescind rules and regulations relating to the Plan, (d) to make all determinations necessary or advisable in the administration of the Plan, and (e) to correct any defect, supply any omission and reconcile any inconsistency in the Plan.

The determination of the Committee with respect to any question arising out of or in connection with the administration, interpretation, and application of the Plan shall be final, binding and conclusive upon all persons and shall be given the greatest deference permitted by law.

Article 13
Miscellaneous

13.1   Notices. Notwithstanding anything to the contrary contained in the Plan, all notices of every kind under this Plan shall be made on forms prepared by the Company or shall be made in such other manner as permitted or required by the Company, including through electronic means, over the Internet or otherwise. If not otherwise specified by the Plan or the Company, any notice required or permitted to be given to the Company under the Plan shall be delivered to the principal office of the Company, directed to the attention of the Vice President, Human Resources of the Company. Such notice shall be deemed given on the date of delivery. Notice to the Participant shall be deemed given when mailed (or sent by telecopy) to the Participant's work or home address as shown on the records of the Company or, at the option of the Company, to the Participant's email address as shown on the records of the Company. It is the Participant's responsibility to ensure that the Participant's addresses are kept up to date on the records of the Company.

13.2   Employment Status. Except as may be provided under any other agreement between the Participant and the Company, the employment of the Participant by the Company is "at will," and, prior to the effective date of a Change of Control, the Participant's employment may be terminated by either the Participant or the Company at any time, subject to applicable law, in which case the Participant will have no further rights under the Plan.

13.3   Severability. In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included. Further, the captions of the Plan are not part of the provisions hereof and shall have no force and effect.

13.4   Effect of Plan. The Plan shall completely supersede and replace any and all portions of any contracts, plans, provisions or practices pertaining to severance entitlements owing to the Participant from the Company and is in lieu of any notice requirement, policy or practice. For the absence of doubt and without limiting the generality of the foregoing, the Participant's potential rights to severance pay, benefits and notice under any prior Change of Control and Employment Agreement between the Participant and the Company shall be completely replaced and superseded by the Plan. As such, the Severance Benefits described herein shall serve as the Participant's sole recourse with respect to termination of employment by the Company following a Change of Control. If, in addition to the Plan, another agreement, plan or program requires the Company to make payments or provide other benefits to the Participant as a result of a change of control or as a result of a termination of employment other than for cause, the Participant will receive the benefits of the Plan if and only the Participant waives in writing all rights to the benefits of such other agreement or severance plan. The Company shall also have the right to offset the benefits of the Plan in the absence of such a waiver. In addition, the Severance Benefits described herein shall not be counted as "compensation," or any equivalent term, for purposes of determining benefits under other agreements, plans, provisions or practices owing to the Participant from the Company, except to the extent expressly provided therein. Except as otherwise specifically provided for in the Plan, a Participant's rights under all such agreements, plans, provisions and practices continue to be subject to the respective terms and conditions thereof.

13.5   Applicable Law. The Plan and all determinations made and actions taken pursuant to the Plan, to the extent not otherwise governed by the laws of the United States, shall be governed by the laws of the State of Washington without giving effect to principles of conflicts of law. Participants irrevocably consent to the nonexclusive jurisdiction and venue of the state and federal courts located in the State of Washington.

INTERMEC, INC.

FORM OF RELEASE AGREEMENT

Form of Release

_____ (the **"*Participant*"**) represents that the Participant has not filed any complaints, charges or lawsuits against Intermec, Inc., a Delaware corporation (the **"*Company*"**), with any governmental agency or any court. The Participant expressly waives all claims against the Company and releases the Company, and any of the Company's past, present or future parent, affiliated, related, and/or subsidiary entities, and all of the past and present directors, shareholders, officers, general or limited partners, employees, agents, and attorneys, and agents and representatives of such entities, and employee benefit plans in which the Participant is or has been a participant by virtue of his or her employment with the Company (collectively, the **"*Releasees*"**), from any claims that the Participant may have against the Company. It is understood that this release includes, but is not limited to, any claims arising directly or indirectly out of, relating to, or in any other way involving in any manner whatsoever, (a) the Participant's employment with the Company or its subsidiaries or the termination thereof or (b) the Participant's status at any time as a holder of any securities of the Company, including any claims for wages, employment benefits or damages of any kind whatsoever arising out of any contracts, express or implied, any covenant of good faith and fair dealing, express or implied, any legal restriction on the Company's right to terminate employment, or any federal, state or other governmental statute or ordinance, including, without limitation, the Employee Retirement Income Security Act of 1974, Title VII of the Civil Rights Act of 1964, the federal Age Discrimination in Employment Act, the Americans With Disabilities Act, the Family and Medical Leave Act, the Washington Law Against Discrimination Act, the Washington Family and Parental Leave Act, or any other legal limitation on the employment relationship (the **"*Release*"**); provided, however, notwithstanding anything to the contrary set forth herein, that this Release shall not extend to (x) benefit claims under employee pension benefit plans in which the Participant is a participant by virtue of the Participant's employment with the Company or its subsidiaries or to benefit claims under employee welfare benefit plans for occurrences (e.g., medical care, death, or onset of disability) arising after the execution of this Release by the Participant, and (y) any executory obligations assumed by the Company under the Company's Change of Control Severance Plan.

*The Participant understands that this Release includes a release of claims arising under the Age Discrimination in Employment Act (ADEA). The Participant understands and warrants that he/she has been given a period of **[21 + 7][45 + 7]** days to review and consider this Release. The Participant further warrants that the Participant understands that, with respect to the release of age discrimination claims only, the Participant has a period of seven days after execution of this Release to revoke the release of age discrimination claims by notice in writing to the Company.*

The Participant is hereby advised to consult with an attorney prior to executing this Release. By his or her signature below, the Participant warrants that he or she has had the opportunity to do so and to be fully and fairly advised by that legal counsel as to the terms of this Release.

INTERMEC, INC.

CHANGE OF CONTROL SEVERANCE PLAN

NOTICE OF PARTICIPATION

To:
Date: _____, 200_

The Board has designated you as a Participant in the Intermec, Inc. Change of Control Severance Plan, a copy of which is attached hereto. The terms and conditions of your participation in the Plan are as set forth in the Plan and herein. The terms defined in the Plan shall have the same defined meanings in this Notice of Participation. As a condition to receiving benefits under the Plan, you must sign a general waiver and release in the form provided by the Company. The variables relating to your Plan participation are as follows:

Severance Payment Percentage: **[percentage from 0% to 300% determined by the Committee]**

The Severance Payments are subject to forfeiture or repayment as described in the Plan if you have violated the Restrictive Covenants with the Company as defined in the Plan.

If you agree to participate in the Plan on these terms and conditions, please acknowledge your acceptance by signing below. By signing below, you acknowledge and agree that the Plan shall completely supersede and replace any and all portions of any contracts, plans, provisions or practices pertaining to severance entitlements owing to you from the Company, and is in lieu of any notice requirement, policy or practice. **[For Participants with current COC/Employment Agreements and/or outstanding equity awards:** You also acknowledge and agree that all your outstanding equity awards are hereby amended such that they will be governed by the Company's Executive Change of Control Policy effective [_____], 2009. Without limiting the generality of the foregoing, your potential rights to severance pay, benefits and notice under the Change of Control and Employment Agreement dated [_____] between you and the Company shall be completely replaced and superseded by the Plan.] As such, the Severance Benefits described herein shall serve as your sole recourse with respect to termination of employment by the Company following a Change of Control. Please return the signed copy of this Notice of Participation within ten days of the date set forth above to:

[Officer]
Intermec, Inc.
[…………………..]
[…………………..]

 Your failure to timely remit this signed Notice of Participation will result in your immediate removal from the Plan. Please retain a copy of this Notice of Participation, along with the Plan, for your records.

Date: Signature:



Intermec, Inc.
6001 36th Avenue West
Everett, WA 98203-1264
www.intermec.com

FOR IMMEDIATE RELEASE

Contact:

Kevin P. McCarty	Kellen Davison
Director of Investor Relations	Public Relations Manager
Intermec, Inc.	Intermec, Inc.
425-265-2472	425-265-2172
kevin.mccarty@intermec.com	kellen.davison@intermec.com

Intermec Refines Q4'08 Revenue Outlook and Announces Cost Reductions

EVERETT, Wash. – January 8, 2009 – Intermec, Inc. (NYSE:IN) today announced that it expects revenues for Q4, 2008 to be within the lower half of its previously estimated range of $220 million to $230 million. Intermec is scheduled to release its full financial results on February 5, 2009.

Consistent with its stated strategic intent of improving operational efficiency and in view of current global economic conditions, the company is reducing its costs throughout the organization. As part of this effort, the company expects to reduce its global work force by approximately 150 full-time positions or 7%. Upon completion of this restructuring, the company expects to achieve annual labor related savings of approximately $14 million to $16 million. The majority of the reductions are in selling, general, and administrative areas. Intermec expects to record a pre-tax restructuring charge of approximately $9.8 million to $10.8 million, most of which will be recorded in the first quarter of 2009, with the remainder in the second quarter of 2009.

Patrick J. Byrne, Intermec's president and CEO stated, "Intermec is taking steps to further reduce our costs consistent with our strategic intent and the current economic conditions and uncertainties. We are focused on improving efficiency, meeting customer needs with new products, and building our business through channel partners and distribution."

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About Intermec, Inc.

Intermec, Inc. (NYSE:IN) develops, manufactures and integrates technologies that identify, track and manage supply chain assets. Core technologies include RFID, mobile computing and data collection systems, bar code printers and label media. The Company's products and services are used by customers in many industries worldwide to improve the productivity, quality and responsiveness of business operations. For more information about Intermec, visit www.intermec.com or call 800-347-2636. Contact Intermec Investor Relations Director Kevin McCarty at kevin.mccarty@intermec.com, 425-265-2472.

(Forward-looking Statements)
Statements made in this release and related statements that express Intermec's or our management's intentions, hopes, indications, beliefs, expectations, guidance, estimates, forecasts or predictions of the future constitute forward-looking statements, as defined by the Private Securities Litigation Reform Act of 1995, and relate to matters that are not historical facts. They include, without limitation, statements regarding: our cost reduction plans; our view of general economic and market conditions; and our revenue, expense, earnings or financial outlook for the fourth quarter of 2008 or any current or future period. They also include statements about our ability to reduce expenses, improve efficiency, realign resources, continue operational improvement and year-over-year growth, and about the applicability of accounting policies used in our financial reporting. These statements represent beliefs and expectations only as of the date they were made. We may elect to update forward-looking statements but we expressly disclaim any obligation to do so, even if our beliefs and expectations change. Actual results may differ from those expressed or implied in our forward-looking statements. Such forward-looking statements involve and are subject to certain risks and uncertainties. These include, but are not limited to, risks and uncertainties described more fully in our reports filed or to be filed with the Securities and Exchange Commission including, but not limited to, our annual reports on Form 10-K and quarterly reports on Form 10-Q.